                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 3)(1)

                             LIBERTY SELF-STOR, INC.
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                                (Name of Issuer)

                             Shares of Common Stock
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                         (Title of Class of Securities)

                                   531213-10-6
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                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                       Cleveland, Ohio 44114, 216-696-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ___ .

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



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       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 531213-10-6           SCHEDULE 13D   Page     2    of     8   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          TURKEY VULTURE FUND XIII, LTD.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          OHIO
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                       (7)     Sole Voting Power
  Number of                    297,344
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   297,344
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          297,344
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
          9.6%
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 (14)     Type of Reporting Person*
          00
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


CUSIP No.  531213-10-6           SCHEDULE 13D   Page    3     of    8    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          RETIREMENT MANAGEMENT COMPANY
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          OHIO
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,869,292
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,869,292
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,869,292
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
          37.7%
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 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------

CUSIP No.    531213-10-6         SCHEDULE 13D   Page    4     of    8    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          RICHARD M. OSBORNE
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    5,485,472*
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   5,485,472*
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          7,057,820
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
          72.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

     * EXCLUDING 1,869,292 SHARES OWNED BY RETIREMENT MANAGEMENT COMPANY. MR. OSBORNE IS ONE OF THREE DIRECTORS OF RETIREMENT MANAGEMENT CORPORATION.

         In accordance with Rule 13d-1(k), this Amendment No. 3 to Schedule 13D Statement ("Amendment No. 3") is filed on behalf of the following: (i) Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company; (ii) Retirement Management Company, an Ohio corporation; and (iii) Richard M. Osborne, an individual citizen of the United States of America, for the purpose of reporting beneficial ownership of shares of common stock, par value $.001 per share, of Liberty Self-Stor, Inc., a Maryland corporation.

ITEM 1.                    SECURITY AND ISSUER.

         This Amendment No. 3 relates to the shares of common stock, par value $.001 per share (the "Shares"), of Liberty Self-Stor, Inc., a Maryland corporation ("Liberty"), which has its principal executive offices at 8500 Station Street, Mentor, Ohio 44060. Liberty is the successor of Meridian Point Realty Trust '83, formerly a California real estate investment trust ("Meridian").

ITEM 2.                    IDENTITY AND BACKGROUND.

         (a) The persons filing this Amendment No. 3 are: (i) Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"); (ii) Retirement Management Company, an Ohio corporation ("Retirement Management"); and (iii) Richard M. Osborne, an individual citizen of the United States ("Mr. Osborne"). Mr. Osborne is the sole manager of the Fund and the sole shareholder, a director, a senior vice president and an assistant secretary of Retirement Management.

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of Retirement Management is set forth on Schedule A hereto and is incorporated herein by reference. Also set forth on Schedule A hereto is the name, address, citizenship and principal business of each corporation in which the occupations of such directors and executive officers are conducted.

         (b) The address of the Fund, Retirement Management and Mr. Osborne is 8500 Station Street, Suite 113, Mentor, Ohio 44060.

         (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Retirement Management is a property management company. Mr. Osborne's principal occupation is President and Chairman of the Board of Directors of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060.

         (d) Negative with respect to the Fund, Retirement Management, Mr. Osborne and each of the directors and executive officers identified on Schedule A.

         (e) Negative with respect to the Fund, Retirement Management, Mr. Osborne and each of the directors and executive officers identified on Schedule A.

         (f) The Fund is an Ohio limited liability company, Retirement Management is an Ohio corporation, and Mr. Osborne is a citizen of the United States of America.



                                Page 5 of 8 Pages

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 3 is filed for the purpose of reporting Shares beneficially owned by Retirement Management and Mr. Osborne pursuant to their ownership of Class A Limited Partnership Interests of LSS I Limited Partnership, a Delaware limited partnership, that are convertible into cash or, at the election of Liberty, Shares (the "Convertible Interests"). As previously reported by Liberty, Retirement Management and Mr. Osborne acquired the Convertible Interests in connection with the reorganization of Meridian as an UPREIT and the related acquisition of Mr. Osborne's self-storage company on December 29, 1999. In accordance with their terms, the Convertible Interests became convertible into cash or, at the election of Liberty, Shares on December 29, 2000. Except for the Convertible Interests, no Shares have been directly acquired by Retirement Management or Mr. Osborne, and no additional Shares have been directly acquired by the Fund.

ITEM 4. PURPOSE OF TRANSACTION.

         The Fund, Retirement Management and Mr. Osborne acquired the Shares for purposes of investment. The Fund, Retirement Management and Mr. Osborne reserve the right to dispose of or acquire additional Shares and will do so depending on market conditions, developments with respect to Liberty's business and other relevant factors.

         Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, none of the Fund, Retirement Management nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

         (i) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Liberty;

         (ii) A sale or transfer of a material amount of assets of Liberty;

         (iii) Any change in the present board of directors or management of Liberty;

         (iv) Any material change in the present capitalization or dividend policy of Liberty;

         (v) Any material change in the business or corporate structure of Liberty;

         (vi) Changes to the Articles of Incorporation or By-laws of Liberty or an impediment to the acquisition of control of Liberty by any person;

         (vii) Causing a class of equity securities of Liberty to cease to be authorized to be quoted for trading on The Over-the-Counter Bulletin Board;

         (viii) A class of equity securities of Liberty becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (ix) any action similar to any of those enumerated in (i) through
(viii) above.

                                Page 6 of 8 Pages

         The Fund, Retirement Management and Mr. Osborne reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to the most recently available filing with the Securities and Exchange Commission by Liberty, there are 3,082,669 Shares outstanding. The Fund beneficially owns 297,344 of the outstanding Shares, or approximately 9.6% of the outstanding Shares. As the sole manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares. Under the terms of the Convertible Interests held by Retirement Management, it has the right to acquire 1,869,292 Shares, or approximately 37.7% of the outstanding Shares. As the sole shareholder of Retirement Management, Mr. Osborne may be deemed to beneficially own all such Shares. Under the terms of the Convertible Interests held by Mr. Osborne, he has the right to acquire 5,188,128 Shares individually, or approximately 72.5% of the outstanding Shares.

         Because of the relationship among the Fund, Retirement Management and Mr. Osborne, each of them may be deemed to be a member of a group within the meaning of Section 13(d)(3) of the Exchange Act. If such persons are deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, each may be deemed to own the number of Shares owned by the group in the aggregate. The Fund, Retirement Management and Mr. Osborne disclaim beneficial ownership of the Shares held by other members comprising the group.

         (b) Mr. Osborne, as the sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or direct the disposition of, the 297,344 Shares owned by the Fund. Retirement Management has sole power to vote, or to direct the voting of, and the sole power to dispose or direct the disposition of, the 1,869,292 Shares beneficially owned by Retirement Management. Mr. Osborne has sole power to vote, or to direct the voting of, and the sole power to dispose or direct the disposition of, 5,485,472 Shares beneficially owned by Mr. Osborne and the Fund.

         (c) During the past 60 days, neither the Fund, Retirement Management, Mr. Osborne nor any of the directors or executives identified on Schedule A hereto have purchased any Shares.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1       Agreement of Joint Filing.

                                Page 7 of 8 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 10, 2001                          TURKEY VULTURE FUND XIII, LTD.


                                               By:   /s/ Richard M. Osborne
                                                  -----------------------------
                                                     Richard M. Osborne, Manager


Dated:   July 10, 2001                          RETIREMENT MANAGEMENT COMPANY


                                               By:   /s/ Thomas J. Smith
                                                  ------------------------------
                                                      Thomas J. Smith, President


Dated:   July 10,2001                                /s/ Richard M. Osborne
                                               ---------------------------------
                                               Richard M. Osborne, individually





                                Page 8 of 8 Pages

                                   SCHEDULE A


Name:                                   Thomas J. Smith - Director and President
Citizenship:                            United States
Business Address:                       8500 Station Street, Suite 113,
                                        Mentor, Ohio 44060
Principal Occupation:                   President and Chief Operating Officer of
                                        Liberty Self-Stor, Inc., an operator and developer of self storage facilities located at 8500 Station Street, Suite
                                        113, Mentor, Ohio 44060.

--------------------------------------------------------------------------------

Name:                                   Richard M. Osborne - Director, Senior
                                        Vice President and Assistant Secretary
Citizenship:                            United States
Business Address:                       8500 Station Street, Suite 113,
                                        Mentor, Ohio 44060
Principal Occupation:                   Chief Executive Officer of Liberty
                                        Self-Stor, Inc., an operator and
                                        developer of self storage facilities
                                        located at 8500 Station Street, Suite
                                        113, Mentor, Ohio 44060.

--------------------------------------------------------------------------------

Name:                                   Sue Smith - Director, Senior Vice
                                        President and Secretary
Citizenship:                            United States
Business Address:                       8500 Station Street, Suite 113,
                                        Mentor, Ohio 44060
Principal Occupation:                   Executive Assistant, OsAir, Inc., a
                                        property developer and manufacturer of
                                        industrial gases for pipeline
                                        delivery located at 8500 Station Street, Suite 113, Mentor, Ohio 44060

--------------------------------------------------------------------------------

Name:                                   Gary A. Lyons - Treasurer
Citizenship:                            United States
Business Address:                       8500 Station Street, Suite 113,
                                        Mentor, Ohio 44060
Principal Occupation:                   Acquisitions Manager,
                                        Liberty Self-Stor, Inc. an operator and
                                        developer of self storage facilities
                                        located at 8500 Station Street,
                                        Suite 113, Mentor, Ohio 44060

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                                    Page A-1